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                                                                       Exhibit 2


                          Part IV(3) Explanation

         For its fiscal year ended June 30, 2001 ("fiscal 2001"), Sport-Haley, Inc. (the "Company") anticipates reporting write-downs of component and finished goods inventories of approximately $870,000. The write-down of component inventories, that consisted primarily of fabrics and trim used in apparel manufacturing, directly relates to the Company's elimination of in-house manufacturing operations and its increased reliance upon third-party suppliers for packaged and finished apparel during fiscal 2001. The write-down of finished goods inventories relates to adjusting prior seasons' inventories to lower of cost or market valuation at June 30, 2001.

    The Company also anticipates reporting impairment write-downs of approximately $250,000 relating to fixed assets utilized by B&L Sportswear, Inc. (the "Subsidiary"), the Company's wholly-owned subsidiary. In August 2001, the Company closed the manufacturing plant operated by the Subsidiary. Since that time, the Subsidiary has ceased operations and a majority of its fixed assets have been sold at public auction.

    Cumulatively, these anticipated write-downs are expected to have a material adverse effect upon the Company's results of operations for fiscal 2001, when compared with fiscal 2000. The Company is not able at this time to fully quantify the adverse effect because the audited financial statements for fiscal 2001 have not been completed.